Results of Annual Stockholder Meeting Voting
Held March 22, 2007 and April 13,
2007

1.)Election of Directors  The stockholders of the Fund elected
   Michael F. Holland as a Class II director to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2010.

 Michael F. Holland	For:8,581,238	With held:287,230

2.)Approval or Rejection of a Direct Investment Management
   Agreement between the Fund and Martin Currie Inc
   The stockholders of the Fund approved a Direct
   Investment Management Agreement between the Fund and Martin Currie Inc.


Approve or
Reject a Direct
Investment
Management
Agreement
between the
Fund and
Martin Currie
Inc.







For  6,182,912                    Against  221,793

Abstain  278,813               Non-Votes   2,613,042